UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 001-16765
Trizec Properties, Inc.
(Exact name of registrant as specified in its charter)
c/o BROOKFIELD PROPERTIES CORPORATION
Three World Financial Center
200 Vesey Street, 11th Floor
New York, NY 10281
(212) 417-7000
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)
Common Stock, par value $0.01 per share
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty
to file reports under Section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☑	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: 3

     Pursuant to the requirements of the Securities Exchange Act of 1934, Trizec Properties, Inc. (as surviving corporation of its merger with Grace Acquisition Corporation) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

TRIZEC PROPERTIES, INC.
(as surviving corporation of its merger with Grace
Acquisition Corporation)

Date: October 5, 2006	By:
/s/ Richard B. Clark Richard B. Clark
Chief Executive Officer